SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)



                         Velocity Asset Management, Inc.
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                                (NAME OF ISSUER)



                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)


                                   879247 10 4
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                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                               W. Peter Ragan, Jr.
                  c/o Ragan & Ragan, P.C., 3100 Route 138 West
                                 Wall, NJ 07719
                                 (732) 280-4100
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 August 12, 2004
----------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 CUSIP No.    879247 10 4

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    1      NAME OF REPORTING PERSON:  W. Peter Ragan, Jr.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

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    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                 United States
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                                 7       SOLE VOTING POWER

                                         1,984,375
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          2,343,625
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,343,625
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.0%
--------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No.    879247 10 4

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  W. Peter Ragan, Sr.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         1,984,375
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          2,343,625
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,343,625
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.0%
--------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No.    879247 10 4

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:  John C. Kleinert

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                                 United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         7,536,823
         NUMBER OF           ---------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON
           WITH                          9,255,323
                             ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                9,255,323
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   55.1%
--------------------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D relates to the shares of common stock of VELOCITY ASSET MANAGEMENT, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 48th South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446. On April 8, 2004, the Issuer changed its name from Tele-Optics, Inc. to Velocity Asset Management, Inc.; changed the amount of its capital stock that is authorized and effected a 13 for one reverse split of its common stock (the "Reverse Split"). All share numbers and share prices included in this Amendment No. 1 to Schedule 13D give effect to the Reverse Split except as indicated.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment No. 1 to Schedule 13D is filed by (1) W. Peter Ragan, Jr.("Mr. Ragan"), (2) John C. Kleinert, and (3) W. Peter Ragan, Sr. (collectively, the "Reporting Persons").

         Mr. Ragan is the Treasurer, Secretary and Chief Financial Officer of the Issuer, located at 48th South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446, and is an attorney with Ragan & Ragan, P.C., located at 3100 Route 138 West, Wall, NJ 07719. John C. Kleinert is the President and Chief Executive Officer of the Issuer. W. Peter Ragan, Sr. is the Vice President of the Issuer and is an attorney with Ragan & Ragan, P.C., located at 3100 Route 138 West, Wall, NJ 07719. John C. Kleinert and W. Peter Ragan, Sr. are directors of the Issuer.

         During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Ragan, John C. Kleinert, and W. Peter Ragan, Sr. are each citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As reported in the original Schedule 13D, pursuant to the Agreement and Plan of Merger, dated February 3, 2004, by and among Tele-Optics, Inc., TLOP Acquisition Company, L.L.C., and STB, Inc. (the "Merger Agreement"), a copy of which was filed with the original Schedule 13D, without any action taken on the part of Mr. Ragan and without any consideration provided, Mr. Ragan received an aggregate of 19,920,625 shares of common stock of the Issuer (1,532,356 shares of common stock after giving effect to the Reverse Split), a right to receive an additional 5,876,250 shares of common stock of the Issuer (452,019 shares of common stock after giving effect to the Reverse Split) exercisable after the Issuer amended its certificate of incorporation to increase the number of shares of common stock that it was authorized to issue, and a warrant to purchase up to 7,920,250 shares of common stock of the Issuer (609,250 shares of common stock after giving effect to the Reverse Split) in exchange for his ownership interest in STB following the merger of STB with and into TLOP Acquisition Company, L.L.C., a New Jersey limited liability company and a wholly owned subsidiary of the Issuer ("TLOP").

         Pursuant to the Merger Agreement, without any action taken on the part of John C. Kleinert and without any consideration provided, John C. Kleinert received an aggregate of 39,841,250 shares of common stock of the Issuer (3,064,712 shares of common stock after giving effect to the Reverse Split), a right to receive an additional 11,752,500 shares of common stock of the Issuer (904,038 shares of common stock after giving effect to the Reverse Split) exercisable after the Issuer amended its certificate of incorporation to increase the number of shares of common stock that it was authorized to issue, and a warrant to purchase up to 15,840,500 shares of common stock of the Issuer (1,218,500 shares of common stock after giving effect to the Reverse Split) in exchange for his ownership interest in STB following the merge of STB with and into TLOP.

         Pursuant to the Merger Agreement, without any action taken on the part of W. Peter Ragan, Sr. and without any consideration provided, W. Peter Ragan, Sr. received an aggregate of 19,920,625 shares of common stock of the Issuer (1,532,356 shares of common stock after giving effect to the Reverse Split), a right to receive an additional 5,876,250 shares of common stock of the Issuer exercisable after the Issuer (452,019 shares of common stock after giving effect to the Reverse Split) amended its certificate of incorporation to increase the number of shares of common stock that it was authorized to issue, and a warrant to purchase up to 7,920,250 shares of common stock of the Issuer (609,250 shares of common stock after giving effect to the Reverse Split) in exchange for his ownership interest in STB following the merge of STB with and into TLOP.

         On April 8, 2004, the Issuer amended its certificate of incorporation to change its corporate name from Tele-Optics, Inc. to Velocity Asset Management, Inc., effect the Reverse Split and change the total authorized shares of capital stock to 50,000,000 shares, of which 40,000,000 are classified as common stock, par value $.001 per share, and 10,000,000 are classified as preferred stock, par value $.001 per share, issuable in series with such powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the Issuer's board of directors may fix from time to time by resolution or resolutions (the "Capital Change"). After the Capital Change, the Issuer issued the additional shares of common stock specified above to each of Mr. Ragan, John C. Kleinert, and W. Peter Ragan, Sr.

         Pursuant to a Warrant Transfer Agreement, dated as of August 12, 2004, Mr. Ragan and W. Peter Ragan, Sr. each transferred a warrant to purchase common stock exercisable for 250,000 shares of common stock with an exercise price of $1.04 per share, which expires in 2009, to John C. Kleinert for no consideration (the "Agreement"), a copy of which is filed herewith. The Agreement was entered into in order to correct a prior error whereby, pursuant to the Merger Agreement, Mr. Ragan and W. Peter Ragan, Sr. each received a warrant to purchase common stock in the amount of 7,920,250 shares (609,250 shares of common stock after giving effect to the Reverse Split). Mr. Ragan and W. Peter Ragan, Sr. should have each received a warrant to purchase 4,670,250 (359,250 shares of common stock after giving effect to the Reverse Split) shares of common stock. Pursuant to the Merger Agreement, John C. Kleinert received a warrant to purchase 15,840,500 shares of common stock (1,218,500 shares of common stock after giving effect to the Reverse Split), but he should have received a warrant to purchase 22,340,500 shares of common stock (1,718,500 shares of common stock after giving effect to the Reverse Split).

         Pursuant to a Debt Exchange Agreement, John C. Kleinert exchanged $3,211,266 of debt owed to him by the Issuer for 3,568,073 shares of common stock, which were issued on August 12, 2004

ITEM 4.  PURPOSES OF TRANSACTION.

         John C. Kleinert acquired the warrant to purchase common stock and the shares of common stock for investment purposes.


ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         As of the close of business on August 12, 2004 Mr. Ragan is the beneficial owner of, in the aggregate, 2,343,625 shares, representing 14.0% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of August 13, 2004). Mr. Ragan has sole voting power and sole dispositive power with respect to the 1,984,375 shares that he owns directly, and sole dispositive power with respect to the 359,250 shares for which he owns a warrant to purchase.

         As of the close of business on August 12, 2004 John C. Kleinert is the beneficial owner of, in the aggregate, 9,255,323 shares, representing 55.1% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of August 13, 2004). John C. Kleinert has sole voting power and sole dispositive power with respect to the 7,536,823 shares that he owns directly, and sole dispositive power with respect to the 1,718,500 shares for which he owns a warrant to purchase.

         As of the close of business on August 12, 2004 W. Peter Ragan, Sr. is the beneficial owner of, in the aggregate, 2,343,625 shares, representing 14.0% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of August 13, 2004). W. Peter Ragan, Sr. has sole voting power and sole dispositive power with respect to the 1,984,375 shares that he owns directly, and sole dispositive power with respect to the 359,250 shares for which he owns a warrant to purchase.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement, Mr. Ragan and W. Peter Ragan, Sr. each transferred a warrant to purchase common stock exercisable for 250,000 shares of common stock with an exercise price of $1.04 per share, which expire in 2009, to John C. Kleinert.

         As of the close of business on August 12, 2004, Mr. Ragan owns a warrant to purchase common stock exercisable for 359,250 shares of common stock with an exercise price of $1.04 per share, which expires in 2009.

         As of the close of business on August 12, 2004, John C. Kleinert owns warrants to purchase common stock exercisable for 1,718,500 shares of common stock with an exercise price of $1.04 per share, which expires in 2009.

         As of the close of business on August 12, 2004, W. Peter Ragan, Sr. owns a warrant to purchase common stock exercisable for 359,250 shares of common stock with an exercise price of $1.04 per share, which expires in 2009.

         The Reporting Persons executed a Joint Filing Agreement, dated as of February 11, 2004, a copy of which was filed with the original Schedule 13D.

         The Reporting Persons do not have any additional contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I Warrant Transfer Agreement Agreement, dated as of August 12, 2004, executed by John C. Kleinert, W. Peter Ragan, Sr., and
                  W. Peter Ragan, Jr.

Exhibit II Debt Exchange Agreement, dated as of August 12, 2004, effective as of June 30, 2004 between John C. Kleinert and the Issuer.


The following documents were filed with the original Schedule 13D:

Exhibit III Agreement and Plan of Merger by and among Tele-Optics, Inc., TLOP Acquisition Company, L.L.C., and STB, Inc., dated as of February 3, 2004.

Exhibit IV Joint Filing Agreement, dated as of February 11, 2004, executed by John C. Kleinert, W. Peter Ragan, Sr., and W. Peter Ragan, Jr.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 12, 2004


                                                 W. PETER RAGAN, JR.


                                                 /s/ W. PETER RAGAN, JR.
                                                 -------------------------------


                                                 JOHN C. KLEINERT


                                                 /s/ JOHN C. KLEINERT
                                                 -------------------------------


                                                 W. PETER RAGAN, SR.


                                                 /s/ W. PETER RAGAN, SR.
                                                 -------------------------------


         Attention: Intentional misstatements or omissions of facts constitute federal criminal violations (see U.S.C.ss.1001)

                                    Exhibit I

                           WARRANT TRANSFER AGREEMENT

         Warrant Transfer Agreement (the "Agreement") made effective as of the 12th day of August, 2004 by and between Velocity Asset Management, Inc.(f/k/a Tele-Optics, Inc.), a Delaware corporation ("VAMI"), John C. Kleinert ("Kleinert"), W. Peter Ragan, Sr. ("Ragan, Sr.") and W. Peter Ragan, Jr. ("Ragan, Jr."; and together with Kleinert and Ragan, Sr. the "Shareholders").

                                   WITNESSETH:

         WHEREAS, VAMI, the Shareholders and certain other persons are a party to an agreement and plan of merger dated as of February 3, 2004 (the "Merger Agreement") pursuant to which the Shareholders exchanged all of the issued and outstanding capital stock of STB, Inc., a New Jersey corporation, for (a) shares of common stock of VAMI, (b) the right to receive shares of common stock of VAMI, and (c) warrants to purchase shares of common stock of VAMI (each a "Warrant" and collectively, the "Warrants"); and

         WHEREAS, subsequent to the closing of the transactions contemplated by the Merger Agreement, the Company amended its Certificate of Incorporation to, among other things, consummate a 1 for 13 reverse stock split (the "Reverse Split"); and

         WHEREAS, pursuant to the Merger Agreement the Warrants were incorrectly allocated among the Shareholders such that each Warrant issued to Ragan, Sr. and Ragan, Jr. overstated the number of shares for which such Warrants was intended to be exercisable by 3,250,000 shares (250,000 shares post-Reverse Split) and the Warrant issued to Kleinert understated the number of shares for which it was intended to be exercisable by 6,500,000 shares (500,000 shares post-Reverse Split); and

         WHEREAS, the Shareholders and the Company wish to correct this allocation by causing each of Ragan, Sr. and Ragan, Jr. to transfer a portion of the Warrant held by each of them to Kleinert; and

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements contained herein, the parties hereby agree as follows:

         1. Transfer. Each of Ragan Sr. and Ragan Jr. hereby assigns and transfers on to Kleinert a portion of his Warrant which portion is exercisable for the purchase of 250,000 shares (post-Reverse Split) of the common stock of VAMI to Kleinert and do hereby agree to deliver to the Company their common stock warrants relating thereto.

         2. Warrant Register. The Company hereby agrees that promptly after receiving the Warrants from Ragan Sr. and Ragan Jr., it will issue to Kleinert a common stock warrant exercisable for the purchase of 500,000 shares (post-Reverse Split) of the common stock of VAMI and issue two new common stock warrants, one to each of Ragan, Sr. and Ragan, Jr., each exercisable for the purchase of the remainder of the shares of the common stock of VAMI purchasable under their respective Warrants (359,250 shares (post-Reverse Split)). Further, the Company hereby agrees to promptly record such transfer on the warrant register of the Company.

         3. Applicable Law. The provisions and terms of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or Federal court sitting in the State of New York, County of New York. In any such action or proceeding, each of the parties hereto hereby absolutely and irrevocably (i) waives any objection to jurisdiction or venue, (ii) waives personal service of any summons, complaint, declaration or other process and (iii) agrees that service thereof may be made by certified or registered first-class mail directed to such party, as the case may be, at their respective addresses set forth herein

         4. Waiver of Jury Trial. THE COMPANY AND THE SHAREHOLDERS HEREBY WAIVE A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING IN ANY ACTION OR PROCEEDING BETWEEN THEM OR THEIR SUCCESSORS OR ASSIGNS, UNDER OR IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT OR ANY OF ITS PROVISIONS OR ANY NEGOTIATIONS IN CONNECTION THEREWITH.

         5. Successors and Assigns. This Agreement shall be binding upon the Company's successors and assigns and shall inure to the benefit of the Holder's successors, legal representatives and permitted assigns.



                                      VELOCITY ASSET MANAGEMENT, INC.


                                      By: /s/ JOHN C. KLEINERT
                                          ---------------------------------
                                      Name:  John C. Kleinert
                                      Title: President


                                      /s/ JOHN C. KLEINERT
                                      ---------------------------------
                                      John C. Kleinert


                                      /s/ W. PETER RAGAN, SR.
                                      ---------------------------------
                                      W. Peter Ragan, Sr.


                                      /s/ W. PETER RAGAN, JR.
                                      ---------------------------------
                                      W. Peter Ragan, Jr.

                                   Exhibit II


                         VELOCITY ASSET MANAGEMENT, INC.

                             DEBT EXCHANGE AGREEMENT
                                  ("Agreement")


================================================================================

Ladies and Gentlemen:

        The undersigned (the "Subscriber") has previously loaned funds to Velocity Asset Management, Inc., a Delaware corporation (the "Company"). The aggregate outstanding amount of all such loans to date, including all accrued but unpaid interest is set forth next to the Subscriber's name below (the "Indebtedness"). The Subscriber desires to cancel the Indebtedness in exchange for shares of the Company's common stock, par value $0.001 per share (the "Common Stock") at a rate of one share per $0.90 of the Obligations, all on the terms and conditions set forth below. The Company desires to consummate such exchange. The aggregate number of shares of Common Stock purchased by the Subscriber pursuant to this Agreement is set forth next to the Subscriber's name below (the "Shares").

        Accordingly, Subscriber and the Company hereby agree as follows:

                  1. Subscription. Subscriber hereby subscribes for and agrees to purchase the Shares from the Company in exchange for the cancellation of the Indebtedness.

                  2.       Exchange Procedure.

                  2.1 Subscriber acknowledges that, in order to subscribe for the Shares, he must, and does hereby, deliver to the Company an executed counterpart of the Signature Page attached to this Agreement.

                  2.2. Subject to the Company's unconditional right to accept or reject the subscription contained herein, upon receipt of the foregoing, if the Company accepts the subscription, the Company shall promptly deliver to the Subscriber an executed counterpart of the Signature Page attached to this Agreement and a certificate registered in the name of Subscriber representing the Shares (the "Certificate"). Upon delivery of the Certificate, the Indebtedness shall be irrevocably cancelled and neither the Company nor any other person shall have any further obligations to Subscriber relating to the Indebtedness.

                  3. Representations of Subscriber. By executing this Agreement, Subscriber represents, warrants, acknowledges and agrees as follows:

                  3.1 Subscriber acknowledges that he has received, carefully read and understands in their entirety (i) this Agreement; (ii) the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission (the "SEC"); (iii) the Company's quarterly report on Form 10-QSB for the three month period ended March 31, 2004; and (iii) all information that Subscriber (together with Subscriber's advisers, and any purchaser representative) has deemed necessary or appropriate for deciding whether to exchange the Indebtedness for the Shares. Subscriber acknowledges that he has relied on the information contained therein and has not been furnished with any other documents, offering literature, memorandum or prospectus. Subscriber further acknowledges that Subscriber and his advisors (if any) have had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Shares and from the Company concerning the business, properties, prospects and financial condition of the Company.

                  3.2 Subscriber understands that (i) the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state securities laws, or the laws of any foreign jurisdiction; (ii) Subscriber cannot sell or transfer the Shares, unless they are registered under the Securities Act and any applicable state securities laws or unless exemptions from such registration requirements are available; (iii) a legend will be placed on any certificate or other document evidencing the Shares, stating that they have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sales thereof; (iv) the Company will place stop transfer instructions against the Shares to restrict the transfer thereof; and (v) the Company has no obligations to register the Shares or assist Subscriber in obtaining an exemption from the various registration requirements. Subscriber agrees not to resell the Shares, without compliance with the terms of this Agreement, the Securities Act, and any applicable state or foreign securities laws.

                  3.3 Subscriber (i) is acquiring the Shares solely for his own account for investment purposes only and not with a view toward resale or distribution, either in whole or in part; and (ii) has no contract, undertaking, agreement or other arrangement, in existence or contemplated, to sell, pledge, assign or otherwise transfer the Shares to any other person.

                  3.4 Subscriber understands that an investment in the Shares involves substantial risks and Subscriber recognizes and understands the risks relating to the purchase of the Shares, including that Subscriber could lose the entire amount of his investment in the Shares.

                  3.5 Subscriber is an "accredited investor" (as that term is defined in Regulation D under the Securities Act), and has such knowledge and experience in financial and business matters generally that Subscriber is capable of evaluating the merits and risks of an investment in the Company.

                  3.6 Subscriber's investment in the Company is reasonable in relation to Subscriber's net worth and financial needs and Subscriber is able to bear the economic risk of losing such Subscriber's entire investment in the Shares.

                  3.7 Subscriber understands that (i) the offering contemplated hereby has not been reviewed by any federal, state or other governmental body or agency; (ii) if required by the laws or regulations of said state(s) the offering contemplated hereby will be submitted to the appropriate authorities of such state(s) for registration or exemption therefrom; and (iii) documents used in connection with this offering have not been reviewed or approved by any regulatory agency or government department, nor has any such agency or government department made any finding or determination as to the fairness of the Shares for investment.

                  3.8 Subscriber is aware that although the Company is a reporting issuer and its shares are eligible for trading on the OTC Electronic Bulletin Board ("OTCBB"), there is no active trading market for the Shares, there can be no assurance that a market for the Shares will develop or be maintained, and, therefore, Subscriber may have to hold the Shares indefinitely. Subscriber has adequate means of providing for his current needs and personal and family contingencies, has no need for liquidity in the investment contemplated hereby.

                  3.9 All information which Subscriber has provided the Company concerning his financial position and knowledge of financial and business matters, is correct and complete as of the date hereof, and if there should be any change in such information, Subscriber will immediately provide the Company with such new information. Subscriber agrees that financial and other information concerning Subscriber may be disclosed by the Company to any persons or entities that may enter into a transaction with the Company.

                  3.10 Subscriber is familiar with the nature and extent of the risks inherent in investments in unregistered securities and has determined, either personally or in consultation with Subscriber's Purchaser Representative or attorney, that an investment in the Company is consistent with Subscriber's investment objectives and income prospects. Subscriber understands that the Company has incurred losses to date; that the Company may need to obtain additional capital through debt and/or equity financing to implement its business plan; and that there can be no assurance that such financing will be obtained, or will be obtained on terms that are acceptable to the Company.

                  3.11 Subscriber acknowledges that the Company has the unconditional right to accept or reject the subscription contained herein, in whole but not in part. The Company will notify Subscriber whether the subscription contained herein is accepted or rejected. If such subscription is rejected, payment will be returned to Subscriber in full without deduction or interest.

                  3.12 The Purchase Price was determined arbitrarily by the Company, does not bear any relationship to the assets, book value, results of operations, net worth, or other objective criteria of value applicable to the Company and should not be considered an indication of the actual value of the Company.

                  3.13 The Company has not retained any independent professionals to review or comment on this offering on behalf of, or to otherwise protect the interests of, Subscriber hereunder. Although the Company has retained its own counsel, neither such counsel nor any other counsel has made, on behalf of Subscriber, any independent examination of any factual matters represented by management herein or in the documents provided herewith, and Subscriber should not rely on the counsel retained by the Company with respect to any matters herein described, except for those matters addressed in such counsel's opinion letter which is being delivered in connection with the issuance of the securities subscribed for hereunder.

                  3.14 The Company has not paid any dividends on its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

                  3.15 There can be no assurance that the Company will be able to operate profitably in the future.

                  3.16 Subscriber expressly acknowledges and understands that, in connection with the offer and sale of the Shares to Subscriber, the Company is relying upon Subscriber's representations and warranties as contained in this Agreement.

                  3.17 Subscriber has not employed any broker, finder or similar agent and no person or entity with which he has had any dealings or communications of any kind is entitled to any brokerage, finder's or placement fee or any similar compensation in connection with the purchase and sale of the Shares.

                  3.18 No commission or other remuneration has been or will be paid or given directly or indirectly to any person for soliciting this exchange.

                  4. Representations of Company. The Company hereby represents, warrants and agrees with Subscriber as follows:

                  4.1 The Company is a corporation duly organized, existing and in good standing under the laws of the State of Delaware and has the corporate power to conduct the business which it conducts and proposes to conduct.

                  4.2 The execution, delivery and performance of this Agreement by the Company has been duly approved by the Board of Directors of the Company and all other actions required to authorize and effect the exchange has been duly taken and approved.

                  4.3 The Shares have been duly and validly authorized and when issued to Subscriber in accordance with the terms hereof, will be duly and validly issued, fully paid and non-assessable.

                  5. Indemnification. Subscriber hereby agrees to indemnify and hold harmless the Company and the Company's officers, directors, employees, agents, counsel and affiliates from and against any and all damages, losses, costs, liabilities and expenses (including, without limitation, reasonable attorneys' fees) which they, or any of them, may incur by reason of such Subscriber's failure to fulfill any of the terms and conditions of this Agreement or by reason of Subscriber's breach of any of his representations and warranties contained herein. This Agreement and the representations and warranties contained herein shall be binding upon Subscriber's heirs, executors, administrators, representatives, successors and assigns. THE COMPANY HAS BEEN

ADVISED THAT THE INDEMNIFICATION OF THE COMPANY, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, COUNSEL AND AFFILIATES IS DEEMED TO BE VOID AS AGAINST PUBLIC POLICY AND UNENFORCEABLE IN SOME STATES.

                  6. Applicable Law. This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of New York. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of New York.

                  7. Execution in Counterparts. This Agreement may be executed in one or more counterparts.

                  8. Persons Bound. This Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the Company and its successors and permitted assigns and on Subscriber and Subscriber's respective heirs, executors, administrators, successors and permitted assigns.

                  9. Entire Agreement. This Agreement, when accepted by the Company, will constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. This Agreement may not be modified, changed, waived or terminated other than by a writing executed by all the parties hereto. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

                  10. Assignability. Each of the parties hereto agrees that he, she or it may not assign any of his, her or its respective rights or obligations hereunder without the prior written consent of the other party hereto.

                  11. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission, sent by certified, registered or express mail, postage prepaid, or by overnight courier to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mails.

                  12.      Interpretation.

                  12.1 When the context in which words are used in this Agreement indicates that such is the intent, singular words shall include the plural, and vice versa, and masculine words shall include the feminine and neuter genders, and vice versa.

                  12.2 Captions are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

                        ACCREDITED Investor Certification

->  SUBSCRIBER MUST COMPLETE

                  13. Subscriber hereby further represents and warrants (as indicated below by Subscriber's initials):

         A. Accredited Investors: Please initial one or more of the following four statements:

         1. ____ I certify that I am an accredited investor because I have had individual income (exclusive of any income earned by my spouse) of more than $200,000 in each of the most recent two years and I reasonably expect to have an individual income in excess of $200,000 for the current year.

         2. ____ I certify that I am an accredited investor because I have had joint income with my spouse in excess of $300,000 in each of the two most recent years and I reasonably expect to have joint income with my spouse in excess of $300,000 for the current year.

         3. ____ I certify that I am an accredited investor because I have an individual net worth, or my spouse and I have a joint net worth, in excess of $1,000,000.

         4.       ____ I am a director or executive officer of the Company

         5. ____ I am an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 and (i) investment decisions for such plan are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is a bank, savings and loan association, insurance company or registered investment advisor or (ii) such plan has total assets exceeding $5,000,000 or (iii) if a self directed plan, investment decisions are made solely by accredited investors.

                            [signatures on next page]

                            SUBSCRIBER SIGNATURE PAGE
                            -------------------------

          Manner in Which Title is to be Held. (check one)
          -----------------------------------

         ___ Individual Ownership
         ___ Community Property
         ___ Joint Tenant with Right of Survivorship (both parties must sign)
         ___ Partnership
         ___ Tenants in common
         ___ Corporation
         ___ Trust
         ___ Other (please indicate)

                                                 Dated:
                                                        ------------------------
SUBSCRIBER

/s/ JOHN C. KLEINERT                             $3,211,266
---------------------------------                -------------------------------
Signature (Individual)                           Indebtedness


John C. Kleinert                                 3,568,073
---------------------------------                -------------------------------
Name(s) Typed or Printed                         Shares


---------------------------------
Residence or Mailing Address:

Address to Which Correspondence
Should be Directed


---------------------------------

---------------------------------
City, State and Zip Code


---------------------------------
Tax Identification or
Social Security Number



The foregoing subscription is accepted and the Company hereby agrees to be bound by its terms.

                                       VELOCITY ASSET MANAGEMENT, INC.

Dated:                                 By: /s/ VELOCITY ASSET MANAGEMENT, INC.
      ----------------------               -------------------------------------